Exhibit 23.4
Consent of Independent Valuation Advisor
We hereby consent to (1) the reference to our name and the description of our role under the headings “Net Asset Value Calculation and Valuation Guidelines-Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines-Valuation of Properties” in Post-Effective Amendment No. 12 to the Registration Statement on Form S-11 (Commission File No. 333-180356) of RREEF Property Trust, Inc. (the “Company”), and the prospectus included therein (the “Prospectus”), and (2) the disclosure on page 2 of Supplement No. 17 to the Prospectus to be filed on the date hereof that the amounts presented under “Valuation of Properties” represent the estimated market values of the Company’s real property interests in 9022 Heritage Parkway, Wallingford Plaza, and Commerce Corner as of the date presented.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.
New York, New York

November 19, 2014